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U **University of Utah**

Steve Fambro · 2nd

Founder Aptera Motors, Famgro Farms.

Carlsbad, California · 500+ connections · **Contact info**

Highlights



1 mutual connection
You and Steve both know Andy Cabistan

About

Embracing efficiency as an ethos for a car company means we endeavour to do more with less. More range
performance, more safety, more fun- with fewer batteries, less mining, less energy, less carbon. Doing mor
less.

Activity

655 followers

 **We're working on it!**
Steve replied to a comment

 **Very cool, Marc!**
Steve commented



Well done!
Steve commented

Experience



Co-Founder
Aptera Motors, Inc.
Jan 2019 – Present · 1 yr 9 mos



" "
Flux Power
Aug 2017 – Present · 3 yrs 2 mos

Venture Partner Cleantech Investment/COO Ag Tech Group
Ocean Holding
Jul 2015 – Aug 2017 · 2 yrs 2 mos
Abu Dhabi, United Arab Emirates

In addition to building the first USDA organic vertical farm in the UAE, one of the largest in the world. Developed export markets for the produce in Hong Kong and Singapore. As a partner I focused on clean energy and ag-tech deals in Morocco, Armenia, Sri Lanka and the UAE working with other investors and ambassadors, negotiating with ministers and senio ...see mor



CEO/founder
Famgro LLC
Jan 2010 – Mar 2015 · 5 yrs 3 mos

Famgro innovates to grow and sell the most radically nutritious, profitable and sustainable on-demand food in the world.

Aptera Motors, Inc.
4 yrs 1 mo



CTO
Sep 2008 – Jan 2010 · 1 yr 5 mos

After hiring an automotive team to run the day to day of Aptera, I asssumed the role of Chief Technical Officer.



CEO
Jan 2006 – Sep 2008 · 2 yrs 9 mos

While CEO and co-founder of Aptera, I raised $30M in three rounds of funding, and grew the company from 3 to 50 employees. Aptera launched the Typ-1 to the world in Sep 2007, changing the automotive landscape forever.

Show 2 more experiences ⌄

Education



University of Utah
BSEE, Electromagnetics, Antenna design
1996 – 2001

Served as TA for EE2260, TA for HiSEEC (High School Electrical Engineering Camp- 1999), designed low cost transmission line loudspeaker to be assembled by camp high school students.





